Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-201984 and 333-201984-09

July 18, 2016

Teva Announces Pricing of $15 Billion of Senior Notes

in Connection with Pending Acquisition of Actavis Generics

Jerusalem, July 18, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced today that it successfully priced a debt offering by its special purpose finance subsidiary Teva Pharmaceutical Finance Netherlands III B.V., consisting of the following tranches:

•	$1.5 billion of 1.400% fixed rate senior notes maturing in 2018;
•	$2.0 billion of 1.700% fixed rate senior notes maturing in 2019;
•	$3.0 billion of 2.200% fixed rate senior notes maturing in 2021;
•	$3.0 billion of 2.800% fixed rate senior notes maturing in 2023;
•	$3.5 billion of 3.150% fixed rate senior notes maturing in 2026; and
•	$2.0 billion of 4.100% fixed rate senior notes maturing in 2046.

The notes will be sold at a price of 99.914%, 99.991%, 99.835%, 99.666%, 99.734% and 99.167% of the principal amount thereof, respectively, and will be guaranteed by Teva Pharmaceutical Industries Limited. Additional senior, unsecured benchmark-sized offerings of EUR and/or CHF-denominated multi-tranche debt securities are contemplated, subject to market conditions.

“The strength of the demand, which was multiple times the size of the offering, and the attractive prices, are a testament to Teva’s financial strength and strong reputation with investors,” said Eyal Desheh, Teva’s Chief Financial Officer.

The net proceeds from this offering will be approximately $14.9 billion, after the underwriting discounts and estimated offering expenses payable by Teva. Teva intends to use the net proceeds from this offering towards the cash portion of the purchase price for its previously announced acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), to pay related fees and expenses, and/or otherwise for general corporate purposes. Closing of the offering is expected on July 21, 2016.

Barclays, BofA Merrill Lynch, BNP PARIBAS, Credit Suisse, HSBC, Mizuho Securities, Citigroup, Morgan Stanley, RBC Capital Markets and SMBC Nikko are acting as the joint book-running managers for the offering. Rothschild & Co. acted as sole financial advisor to Teva in connection with the offering.

The notes are being offered for sale pursuant to a prospectus and related prospectus supplement that constitute a part of Teva’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Before making an investment, potential investors should read the prospectus supplement and accompanying base prospectus, together with the information incorporated by reference therein, and the other documents that Teva has filed with the SEC for more complete information about Teva and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Teva, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 at 1 (888) 603-5847 and barclaysprospectus@broadridge.com; BNP Paribas Securities Corp., Attn: Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, at 1 (800) 854-5674;

Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010 at 1 (800) 221-1037 and newyork.prospectus@credit-suisse.com; HSBC Securities (USA) Inc., Attn: Transaction Management Group, 452 Fifth Avenue, New York, NY 10018 at 1 (866) 811-8049; Merrill Lynch, Pierce Fenner & Smith Incorporated, NC1-004-03-43, Attn: Prospectus Department, 200 North College Street, 3rd Floor, Charlotte, NC 28255 at dg.prospectus_requests@baml.com; or Mizuho Securities USA Inc., Attn: Debt Capital Markets, 320 Park Avenue, 12th Floor, New York, NY 10022 at 1 (866) 271-7403.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any security of Teva, nor will there be any sale of any such security in any jurisdiction in which such offer, sale or solicitation would be unlawful. The offering may be made only by means of the applicable prospectus supplement and accompanying base prospectus.

In connection with the issue of the notes, one or more of the underwriters (or persons acting on behalf of any of the underwriters) may over-allot notes or effect transactions with a view to supporting the market prices of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that such underwriters (or persons acting on behalf of any such underwriter) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time and, if begun, must be brought to an end after a limited period. Any stabilization action or overallotment must be conducted by the relevant underwriter (or persons acting on behalf of such underwriter) in accordance with all applicable laws and rules.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.